January 20, 2015

Pamela Long

Assistant Director

Securities and Exchange Commission

RE: First Fixtures, Inc.

Registration Statement on Form S-1 Amendment no. 5

Filed January 14, 2015

File No. 333-197443

Dear Ms. Long,

Further to our letter dated January 13, 2015 in response to your letter dated January 9, 2015 and the filing of Amendment no. 5 to the Form S-1, the Company wishes to advise you of our intention to request acceleration of effectiveness on or about February 5, 2015.

We trust our intentions meet with your approval.

Sincerely,

/s/ Colin Povall

Colin Povall

President